August 7, 2008 By EDGAR Submission
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attn:	Mark P. Shuman

Re:	LogMeIn, Inc.
Amendment No. 2 to Registration Statement Form S-1
Filed April 25, 2008
File No. 333-148620
Ladies and Gentlemen:
On behalf of LogMeIn, Inc. (“LogMeIn” or the “Company”), submitted herewith for filing is Amendment No. 3 (“Amendment No. 3”) to the Registration Statement referenced above (the “Registration Statement”). The Company is filing this Amendment No. 3 in response to comments contained in a letter, dated May 13, 2008 (the “Letter”), from Mark P. Shuman of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Michael K. Simon, Chairman and Chief Executive Officer of LogMeIn. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 3 to the Registration Statement.
Prospectus Summary, page 1
1.	Please refer to comment three of our letter dated March 27, 2008. The report you provided from IDC Research appears to state that Citrix Online is the dominant or leading company in your market, with a more than 90% market share. It appears your references to LogMeIn as a “leading” provider should be deleted or accompanied by quantified information concerning the dominant market share of Citrix Online, relative to LogMeIn. In your response letter, please tell us how you compare to your competitors in quantitative and qualitative terms and consider appropriate disclosure in this respect.
Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 1, 31 and 55. In addition, the Company is supplementally providing support for the statements in the revised language.

Securities and Exchange Commission
August 7, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Stock-Based Compensation, page 34
2.	We note that you continue to refer to the AICPA Practice Aid as the basis for your discount rate on page 38. Please refer to our prior comment regarding this reference and revise accordingly.
Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 38.
3.	Revise to describe, in greater detail, the reasons for the reduced share value that was used for the issuance of 1.2 million options on November 21st. Please describe why there was a decrease in the revenue multiple of the representative company and disclose why the approval of additional shares of common stock resulted in a decrease in per share value.
Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 42.
Executive Compensation
Compensation Discussion and Analysis, page 69
4.	Please refer to comment 12 of our letter dated March 27, 2008. We note your disclosure that “your executive compensation is benchmarked by comparing your executives’ compensation to estimates of executive compensation paid by companies in our industry and region that are also comparable to us in size, revenue, financial condition and capital investment.” Please expand your disclosure to explain how you were able to determine that the companies in the comparative “private company peer group” were of comparable size, revenue, financial condition and capital investment, yet are unable to provide a specific list of companies it utilized in the benchmarking process. It appears inconsistent to claim that your executive compensation levels are set in part based on compensation levels at other companies that have the characteristics similar to your company that you list, yet are unable to identify any or all of the companies that you considered. This comment also applies to your disclosure regarding equity incentive awards.
Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 71, 72, 75 and 76.
The Company notes that its pending confidential treatment request is still outstanding and the Company awaits the Staff’s response to the Company’s response letter dated May 20, 2008.

Securities and Exchange Commission
August 7, 2008

If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or Michael Penney of this firm at (617) 526-6314.
Sincerely,
/s/ Susan L. Mazur
Susan L. Mazur

cc:	Via Facsimile: (617) 526-5000

Michael Penney, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP